FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 5/2/2023

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
26, Boulevard Royal, 4th floor
L-2449 Luxembourg
(352) 2668-3152
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes __ No✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.
This report contains the summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. held on May 2, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Arturo Sporleder
Name: Arturo Sporleder
Title: Secretary to the Board of Directors

Dated: May 2, 2023

Summary of the resolutions adopted in the Annual General Meeting of Shareholders of TERNIUM S.A. (the “Company”) held at 26, Boulevard Royal, 4th Floor, L-2449, Luxembourg, on May 2, 2023, at 2:00 p.m. (Luxembourg time)
(the “Annual Meeting”).

Annual Meeting

1. Consideration of the Company’s 2022 Annual Report containing the consolidated management report and independent auditors report on the Company’s consolidated financial statements as of December 31, 2022; and the Company’s annual accounts as of December 31, 2022 and the independent auditors report thereon. Approval of the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

The Meeting resolved to acknowledge the Company’s 2022 Annual Report and to approve the Company’s consolidated financial statements as of December 31, 2022 and 2021 and for the years ended December 31, 2022, 2021 and 2020.

2. Consideration of the independent auditor’s report on the Company’s annual accounts. Approval of the Company’s annual accounts as at December 31, 2022.

The Meeting resolved to approve the Company’s annual accounts as at December 31, 2022.

3. Allocation of results for the year ended December 31, 2022.

The Meeting resolved (i) to approve a dividend, payable in U.S. dollars, on May 10, 2023, in the amount of USD 0,27 per share issued and outstanding (or USD 2,7 per ADS), being understood that the dividend approved pursuant to this resolution includes the Interim Dividend of USD 0.09 per share (USD 0.9 per ADS) paid on November 17, 2022, (ii) to authorize the Board of Directors to determine or amend, in its discretion, any of the terms and conditions of such dividend payment, including the applicable record date, (iii) that the aggregate amount of approximately USD 353 million (which is net of the Company’s Treasury Shares) to be distributed as dividend in the amount of USD 0.18 per Share (or USD 1.8 per ADS) on May 10, 2023, be paid from the Company’s retained earnings reserve, and (iv) that the loss of the year ended December 31, 2022, be absorbed by the Company’s retained earnings account.

4. Discharge of members of the Board of Directors for the exercise of their mandate during the year ended December 31, 2022.

The Meeting resolved to discharge all those who were members of the Board of Directors during the year ended December 31, 2022 from any liability in connection with the management of the Company’s affairs during such year.

5. Election of the members of the Board of Directors.

The Meeting resolved that (i) the number of members of the Board of Directors be reduced to eight and (ii) Messrs. Roberto Bonatti, Carlos Alberto Condorelli, Vincent Robert Gilles Decalf, Gianfelice Mario Rocca, Paolo Rocca and Daniel Agustin Novegil and Mses. Gioia María Ghezzi and Lorenza Martínez

Trigueros be re-elected as members of the Board of Directors, each to hold office until the next annual general meeting of shareholders that will be convened to decide on the Company’s 2023 annual accounts.

6. Authorization of the compensation of the members of the Board of Directors for the year 2023.

The Meeting resolved that each of the members of the Board of Directors receive an amount of USD 115,000 as compensation for their services during the fiscal year 2023, and that the Chairman of the Board of Directors receives, further, an additional fee of USD 295,000. It was further resolved that each of the members of the Board of Directors who are members of the Audit Committee receive an additional fee of USD 55,000, and that the Chairman of such Audit Committee receives, further, an additional fee of USD 10,000. In all cases, the approved compensation for directors not residing in Luxembourg, will be net of any applicable Luxembourg social security charges.

7. Appointment of the independent auditors for the fiscal year ending December 31, 2023 and approval of their fees.

The Meeting resolved to (i) appoint PricewaterhouseCoopers, Société coopérative, Cabinet de révision agréé, as the Company’s independent auditors for the fiscal year ending December 31, 2023, to be engaged until the next annual general meeting of shareholders that will be convened to decide on the 2023 annual accounts; and (ii) approve the independent auditors’ fees for audit, audit-related and other services to be rendered during the fiscal year ending December 31, 2023, broken-down into seven currencies (Argentine Pesos, Brazilian Reais, Colombian Pesos, Euro, Mexican Pesos, Uruguayan Pesos and U.S. Dollars), up to a maximum amount for each currency equal to ARS 279,813,295; BRL 2,503,854; COP 427,688,084; EUR 749,115; MXN 19,278,972; UYU 4,324,934 and USD 258,681 and to authorize the Audit Committee to approve any increase or reallocation of the independent auditors’ fees as may be necessary, appropriate or desirable under the circumstances.

8. Authorization to the Board of Directors to appoint one or more of its members as the Company’s attorney-in-fact.

The Meeting resolved to authorize the Board of Directors to appoint any or all members of the Board of Directors from time to time as the Company’s attorney-in-fact, delegating to such directors any management powers (including, without limitation, any day-to-day management powers) to the extent the Board of Directors may deem appropriate in connection therewith, this authorization to be valid until expressly revoked by the Company’s General Shareholders Meeting; it being understood, for the avoidance of doubt, that this authorization does not impair nor limit in any way the powers of the Board of Directors to appoint any non-members of the Board of Directors as attorneys-in-fact of the Company pursuant to the provisions of article 10.1(iii) of the Articles.